July 3, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (212) 895-3783

Mr. Andrew H. Scott, Interim Chief Executive Officer
B.H.I.T. Inc.
7005 Stadium Drive, Suite 100
Brecksville, OH   44141

RE: B.H.I.T. Inc.
File No. 0-09043
Form 10-KSB for the year ended December 31, 2006

Dear Mr. Scott:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief